FORM T-1

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

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                            STATEMENT OF ELIGIBILITY
                   UNDER THE TRUST INDENTURE ACT OF 1939 OF A
                    CORPORATION DESIGNATED TO ACT AS TRUSTEE

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                Check if an Application to Determine Eligibility
               of a Trustee pursuant to section 305 (b) (2)------X

                              LASALLE NATIONAL BANK
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               (Exact name of trustee as specified in its charter)


                                   36-1521370
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                      (I.R.S. Employer Identification No.)


          135 South LaSalle Street, Suite 1625 Chicago, Illinois 60674
          -------------------------------------------------------------
          (Address, including zip code, of principal executive offices)

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                               Mr. Robert K. Quinn
                    Senior Vice President and General Counsel
                            Telephone: (312) 443-2010
                            135 South LaSalle Street
                             Chicago, Illinois 60603
            ---------------------------------------------------------
            (Name, address and telephone number of agent for service)

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              IMPERIAL CREDIT COMMERCIAL MORTGAGE ACCEPTANCE CORP.
              ----------------------------------------------------
               (Exact name of obligor as specified in its charter)


            CALIFORNIA                          95-4649530
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  (State or other jurisdiction of            (I.R.S. Employer
   incorporation or organization)           Identification No.)



                                     ICCMAC
                            11601 Wilshire Boulevard
                        Los Angeles, CA 90025, Suite 2080
                  ---------------------------------------------
                  (Address, including zip code, of registrant's
                          Principal Executive Offices)

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                         ICCMAC COMMERCIAL TRUST 1999-1
                  COLLATERALIZED MORTGAGE BONDS, SERIES 1999-1
                  --------------------------------------------
                       (Title of the indenture securities)


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ITEM 1. GENERAL INFORMATION

        Furnish the following information as to the trustee:

          (a) Name and address of each examining or supervising authority to which it is subject.

                  1.   Comptroller of the Currency, Washington D.C.

                  2.   Federal Deposit Insurance Corporation, Washington, D.C.

                  3. The Board of Governors of the Federal Reserve Systems, Washington, D.C.

          (b)  Whether it is authorized to exercise corporate trust powers.

               Yes.

ITEM 2. AFFILIATIONS WITH OBLIGOR AND UNDERWRITERS.

        If the obligor or any underwriter for the obligor is an affiliate of the trustee, describe each such affiliation.

        Neither the obligor nor any underwriter for the obligor is an affiliate of the trustee.

ITEM 3. VOTING SECURITIES OF THE TRUSTEE.

        Furnish the following information as to each class of voting securities of the trustee:

        Not applicable


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ITEM 4. TRUSTEESHIPS UNDER OTHER INDENTURES.

        If the trustee is a trustee under another indenture under which any other securities, or certificates of interest or participation in any other securities, of the obligor are outstanding, furnish the following information:

          (a)  Title of the securities outstanding under each other indenture.

               Not applicable

          (b) A brief statement of the facts relied upon as a basis for the claim that no conflicting interest within the meaning of Section 310(b)(1) of the Act arises as a result of the trusteeship under such other indenture, including a statement as to how the indenture securities will rank as compared with the securities issued under such other indenture.

               Not applicable

ITEM 5. INTERLOCKING DIRECTORATES AND SIMILAR RELATIONSHIPS WITH THE OBLIGOR OR UNDERWRITERS.

        If the trustee or any of the directors or executive officers of the trustee is a director, officer, partner, employee, appointee, or representative of the obligor or of any underwriter for the obligor, identify each such person having any such connection and state the nature of each such connection.

        Not applicable


ITEM 6. VOTING SECURITIES OF THE TRUSTEE OWNED BY THE OBLIGOR OR ITS OFFICIALS.

        Furnish the following information as to the voting securities of the trustee owned beneficially by the obligor and each director, partner and executive officer of the obligor.

        Not applicable


ITEM 7. VOTING SECURITIES OF THE TRUSTEE OWNED BY UNDERWRITERS OR THEIR
        OFFICIALS.

        Furnish the following information as to the voting securities of the trustee owned beneficially by each underwriter for the obligor and each director, partner, and executive officer of each such underwriter.

        Not applicable

ITEM 8. SECURITIES OF THE OBLIGOR OWNED OR HELD BY THE TRUSTEE.

        Furnish the following information as to securities of the obligor owned beneficially or held as collateral security for obligations in default by the trustee:

        Not applicable

ITEM 9. SECURITIES OF THE UNDERWRITER OWNED OR HELD BY THE TRUSTEE.

        If the trustee owns beneficially or holds as collateral security for obligations in default any securities of an underwriter for the obligor, furnish the following information as to each class of securities of such underwriter any of which are so owned or held by the trustee.

        Not applicable

ITEM 10. OWNERSHIP OR HOLDINGS BY THE TRUSTEE OF VOTING SECURITIES OF CERTAIN AFFILIATES OR SECURITY HOLDERS OF THE OBLIGOR.

        If the trustee owns beneficially or holds as collateral security for obligations in default voting securities of a person who, to the knowledge of the trustee (1) owns 10 percent or more of the voting securities of the obligor or (2) is an affiliate, other than a subsidiary, of the obligor, furnish the following information as to the voting securities of such person.

        Not applicable



ITEM 11. OWNERSHIP OR HOLDINGS BY THE TRUSTEE OF ANY SECURITIES OF A PERSON OWNING 50 PERCENT OR MORE OF THE VOTING SECURITIES OF THE OBLIGOR.

        If the trustee owns beneficially or holds as collateral security for obligations in default any securities of a person who, to the knowledge of the trustee, owns 50 percent or more of the voting securities of the obligor, furnish the following information as to each class of securities of such person any of which are so owned or held by the trustee.

        Not applicable


ITEM 12. INDEBTEDNESS OF THE OBLIGOR TO THE TRUSTEE.

        If the obligor is indebted to the trustee, furnish the following information.

        Not applicable

ITEM 13. DEFAULTS BY THE OBLIGOR.

          a) State whether there is or has been a default with respect to the securities under this indenture. Explain the nature of any such default.

               Not applicable

          b) If the trustee is a trustee under another indenture under which any other securities, or certificates of interest or participation in any other securities, of the obligor are outstanding, or is trustee for more than one outstanding series of securities under the indenture, state whether there has been a default under any such indenture or series, identify the indenture or series affected, and explain the nature of any such default.

               Not applicable

ITEM 14. AFFILIATIONS WITH THE UNDERWRITERS.

        If any underwriter is an affiliate of the trustee, describe each such affiliation.

        Not applicable


ITEM 15. FOREIGN TRUSTEE.

        Identify the order or rule pursuant to which the foreign trustee is authorized to act as sole trustee under indentures qualified or to be qualified.

        Not applicable

ITEM 16. LIST OF EXHIBITS.

        List below all exhibits filed as part of this statement of eligibility and qualification.

          1. A copy of the Articles of Association of LaSalle National Bank now in effect.

          2.   A copy of the certificate of authority to commence business.

          3.   A copy of the authorization to exercise corporate trust powers.

          4.   A copy of the existing By-Laws of LaSalle National Bank.

          5.   Not applicable.

          6. The consent of the trustee required by Section 321(b) of the Trust Indenture Act of 1939.

          7. A copy of the latest report of condition of the trustee published pursuant to law or the requirements of its supervising or examining authority.

          8.   Not applicable.

          9.   Not applicable.

                                   SIGNATURE


Pursuant to the requirements of the Trust Indenture Act of 1939, the trustee, LaSalle National Bank, a corporation organized and existing under the laws of the United States of America, has duly caused this statement of eligibility and qualification to be signed on its behalf by the undersigned, thereunto duly authorized, all in the City of Chicago, State of Illinois, on the 1st day of December 1998.

                                                    LaSalle National Bank


                                                    By: /s/ Cynthia Reis
                                                        ----------------
                                                        Cynthia Reis
                                                        Vice President